SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*

                               NEUREX CORPORATION
                                (Name of Issuer)

                                     COMMON
                         (Title of Class of Securities)

                                   641238100
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ].

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 4 Pages


CUSIP No. 641238100                    13G                    Page 2 of 4 Pages


1.       NAME OF REPORTING PERSON
         SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

         Medtronic, Inc.
         41-0793183

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [  ]
                                                                 (b) [  ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         MN

NUMBER            5.       SOLE VOTING POWER         2,489,611
OF SHARES
BENEFICIALLY      6.       SHARED VOTING POWER          NONE
OWNED BY EACH
REPORTING         7.       SOLE DISPOSITIVE POWER    2,489,611
PERSON WITH
                  8.       SHARED DISPOSITIVE POWER     NONE

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,489,611 (includes 669,646 shares issuable upon exercise of warrants)

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         [  ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         11.3%

12.      TYPE OF REPORTING PERSON*

         CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1(a)         Name of Issuer

                  Neurex Corporation

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  3670 Haven Avenue
                  Menlo Park, CA  94025

Item 2(a)         Name of Person Filing:

                  Medtronic, Inc.

Item 2(b)         Address of Principal Business Office or, if none, residence:

                  7000 Central Avenue N.E.
                  Minneapolis, MN  55432

Item 2(c)         Citizenship

                  MN

Item 2(d)         Title of Class of Securities

                  Common Stock

Item 2(e)         CUSIP No.

                  641238100

Item 3            Statement Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

                  N/A

Item 4(a)         Amount Beneficially Owned:

                  See Item 9, pg. 2

Item 4(b)         Percent of Class:

                  See item 11, pg. 2

Item 4(c)         Number of Shares as to Which Such Person has:

                  (i)      sole power to vote or direct the vote

                           See Item 5, pg. 2

                  (ii)     shared power to vote or to direct the vote

                           None

                  (iii)    sole power to dispose or to direct the disposition of

                           See Item 7, pg. 2

                  (iv) shared power to dispose or to direct the disposition of

                           None

Item 5            Ownership of Five Percent or Less of a Class:

                  N/A

                                Page 3 of 4 Pages


Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person:

                  N/A

Item 7            Identification and Classification of the Subsidiary
                  Which Acquired the Security Being Reported on by the Parent Holding Company:

                  N/A

Item 8            Identification and Classification of Members of the Group:

                  N/A

Item 9            Notice of Dissolution of Group:

                  N/A

Item 10           Certification:

                  By signing below, I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 1997



                                                   /s/ Robert L. Ryan

                                                   Robert L. Ryan
                                                   Chief Financial Officer


                                Page 4 of 4 Pages